Service Corporation International
                               1929 Allen Parkway
                                Houston, TX 77019





                                 April 29, 1999




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re: Service Corporation International
             Post-Effective Amendment No. 1 on Form S-3 to Form S-4 Registration No. 333-66957

             Equity Corporation International
             Post-Effective Amendment No. 1 to Form S-3
             Registration No. 333-50861

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, Service Corporation International ("SCI") and Equity Corporation International ("ECI") hereby request that the above-captioned Registration Statements be withdrawn as of the date hereof or as soon thereafter as practicable.

         The Registration Statements were filed on behalf of the holders of ECI's 4 1/2% Convertible Subordinated Debentures due 2004 (the "Debentures") to register for resale such Debentures and the shares of SCI's common stock, $1.00 par value per share, issuable upon conversion of the Debentures. In connection with a change of control of ECI, all of the Debentures have been purchased by ECI in accordance with the Indenture and Supplemental Indenture governing the Debentures, and none of the Debentures remain outstanding. Therefore, the withdrawal is consistent with the public interest and the protection of investors.

                              Very truly yours,

                              /s/ James M. Shelger

                              James M. Shelger
                              Senior Vice President, General Counsel
                              and Secretary of Service Corporation International


                              /s/ Curtis G. Briggs

                              Curtis G. Briggs
                              President of Equity Corporation International